Inhibitex, Inc.
9005 Westside Parkway
Alpharetta, GA 30004
April 22, 2008
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Bryan J. Pitko

Re:	Inhibitex, Inc. Registration Statement on Form S-3 SEC File No. 333-149843
Ladies and Gentlemen:
     In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., New York City time, on April 24, 2008 or as soon thereafter as practicable. Thank you very much for your consideration of this.
     Inhibitex, Inc. (the “Company”) hereby acknowledges that:
     - should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     - the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Russell H. Plumb

Russell H. Plumb Principal Executive, Financial and Accounting Officer

cc:	David S. Rosenthal, Esq. Bryan J. Pitko